Exhibit 99.1

Sales revenue1: +12% to €25.6 billion

EBITDA1: +15% to €5.3 billion

Net debt: €27.8 billion, down by €1.1 billion

Unaudited data [1] billion euro	Q1 2009	Q1 2008	Gross growth	Organic growth

Sales revenue	25.6	22.9	+11.7%	+10.0%

EBITDA	5.3	4.6	+14.7%	+12.6%

Total revenue reached € 25.6 billion in the 1st Quarter 2009, reflecting a gross increase of +11.7% versus the 1st Quarter of 2008 while organic growth was up by +10%. This change was mainly due to:

•	favourable weather conditions in the 1st Quarter of 2009 (+16 TWh);

•	continuing expansion, both in Europe and outside Europe, including acquisitions in 2008;

•	high level of gas sales to key clients, mainly booked before year end;

•	resilience in the Energy Services and Engineering businesses, in a difficult market;

•	Infrastructure business line benefiting from climate effects and higher tariffs.

EBITDA over the period amounted to €5.3 billion euro, a growth of 14.7% (+12.6% in organic growth), as compared to 1st Quarter 2008.

[1]

GDF SUEZ published unaudited sales revenue and EBITDA for First Half 2009 as reviewed by the Board of Directors on 4 May 2009. Sales revenue and EBITDA for 2008 have been established on a pro forma basis; the data reconciliation on sales revenue published by each of the two groups is disclosed at the end of this release.

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

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The Group’s growth in EBITDA in the 1st Quarter of 2009 was mainly due to:

•

non-recurring events: the sharp fluctuation in fuel prices, which has only moderately impacted Exploration & Production activities, has provided arbitrage opportunities for the Group in a particularly cold winter in Europe;

•	operational performance: energy sales, good availability level at the Group’s nuclear plants, increased capacity and a positive contribution from Infrastructures;

•	it takes into account the fact that the Group did not pass on the full costs of its natural gas supply in France

(- €363 million in the 1st Quarter of 2009).

This performance reflects the Group’s well-balanced business model, operational mix and geographic footprint, as well as illustrating its ability to withstand the current crisis. Nevertheless, the growth figures do include non-recurring items which are specific to the 1st Quarter of 2009, which cannot be carried forward throughout the Year 2009.

Net debt amounted to €27.8 billion as at end-March 2009, improving over the €28.9 billion posted as at 31 December 2008. Operating cash flow largely covered the Group’s net investment of €1.8 billion. This includes the €800 million proceeds from disposals, in particular the sale of SPE for €600 million and the sale of 250 MW nuclear drawing rights to SPE.

Despite an environment of depressed economic conditions and energy prices, the Group confirms its target of an EBITDA 20092, higher than 2008.

Main recent highlights

•	In Europe, the sale of the Group’s stake in SPE, Belgium’s 2nd-largest electricity company, was completed.
•	The acquisition of Izgaz in Turkey was also completed.

•

There was strong mobilisation across the Group to guarantee supply to its European clients during the coldest winter experienced in Europe over the last 10 years and the nearly-complete stoppage of Russia’s gas supply.

•	GDF SUEZ was chosen in France as the associate partner for the second EPR, alongside EDF; the Group’s nuclear plant availability reached more than 90% in 1st Quarter 2009.

•	Outside Europe, GDF SUEZ secured a €2.44 billion financing agreement for the Jirau project in Brazil;

•	Further developments in Exploration & Production operations (Norway, United Kingdom, Netherlands and Indonesia).

•	In Energy Services, COFELY was founded, as a strong, single brand in its sector.

•

A €750 million retail bond loan was successfully issued in Belgium and Luxembourg in January, a jumbo €4 billion bond issue was launched in January 2009 – the largest bond issue by an industrial company since 2004.

[2]

This target assumes average climate conditions, the absence of new and significant changes in regulatory requirements and an economic outlook and oil and electricity scenarios as established at end-January 2009.

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BREAKDOWN OF SALES REVENUE BY BUSINESS LINE

Million euro	Sales revenue Q1 2009	Sales revenue Q1 2008	Total change	Organic growth
Energy France	6,354	5,228	+21.5%	+21.3%
Energy Europe & International	8,960	8,187	+9.4%	+6.0%
Benelux/Germany	4,207	3,843	+9.5%	+12.1%
Europe	2,676	2,524	+6.0%	+1.6%
International	2,076	1,820	+14.1%	-0.3%
Global Gas & LNG*	3,439	2,833	+21.4%	+18.9%
Infrastructures*	260	186	+39.8%	+39.8%
Energy Services	3,728	3,537	+5.4%	+3.8%
Environment	2,823	2,909	-2.9%	-2.8%
GDF SUEZ Group	25,564	22,880	+11.7%	+10.0%

*Total sales revenue, including intra-Group services, amounted to 8 410 million euro at Global Gas and LNG and 1 770 million euro in the Infrastructures Division

Gross increase in sales revenue amounted to 2,684 million euro:

•	Organic growth (+2,256 million euro);

•	Changes in scope (+546 million euro), composed of:

o

First-time consolidations (+728 million euro) mainly in Energy Europe & International, +447 million euro (acquisition of VPP[3] in Italy, Senoko in Singapore, Izgaz in Turkey, Firstlight in the United States, the electricity trading company Elettrogreen in Italy, Teesside in the United Kingdom), SUEZ ENVIRONNEMENT+94 million euro and Energy Services +90 million euro (acquisition of six cogeneration plants in Italy, for a total of 370 MW).

o

Disposals (-182 million euro) affecting primarily Energy Europe & International -127 million euro (sale of ORES to the Belgian inter-municipalities, and Chehalis in the United States) and SUEZ ENVIRONNEMENT -41 million euro.

•

Exchange rate fluctuations (-119 million euro, of which +214 million euro come from the USD, - 155 million euro from the GBP and -51 million euro from the BRL), in particular at SUEZ Environment ( -60 million euro), Energy Europe & International (-32 million euro) and Energy Services (25 million euro).

The Group generated 94% of its sales revenue in Europe and North America, including 88% in Europe.

3 Virtual Power Plant

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Energy France

Million euro	Q1 2009	Q1 2008	Gross change	Organic change

Sales revenue	6,354	5,228	+ 21.5%	+ 21.3%

As at 31 March 2009, sales revenue from the Energy France Business Line amounted to 6,354 million euro, up by 21.5% as compared to 1st quarter 2008.

Growth in sales revenue based on average climate conditions over the period reached to 9.7%.

More than half of the gross increase came from the hike in energy prices linked to the sharp rise in supply costs over 2008. Sales revenue in the 1st quarter decreased by 363 million euro due to an inability to pass on full costs (natural gas supply and other non-material costs) in the regulated tariffs in France, since the last tariffs adjustment in August 2008. Regulated tariffs were reset as of 1 April 2009, reflecting the drop in supply costs and the rebasing of non material costs (11.3% drop). However it did not take into account any margin on marketing services : a business that supplies around 10 million clients and employs approximately 5,000 people in France.

The increase in volumes sold, due to favourable weather conditions in 1st quarter 2009 – significantly colder than in 2008 – accounted for 44% of the business line’s sales revenue growth.

The remainder comes from first-time consolidations, mainly in connection with the Group’s development in Home Services, as well as in wind power.

Natural gas sales amounted to 132.7 TWh, up by 8.3% as compared to 1st quarter 2008. As at 31 March 2009, GDF SUEZ maintained market share of 94% on the retail segment and of 85% on the business customers segment, liberalized since 2007 and 2004, respectively.

Electricity sales reached 9.7 TWh and were up by 18%. Evolution of the sales depends on the customer segment: growth on retail and wholesale markets, with a customer portfolio amounting to over 650 000 electricity contracts managed in France as at end-March 2009, decrease for the industrial portfolio, due to difficult price conditions (TarTAM).

Furthermore, the business line’s power production amounted to 8.3 TWh, up by 6%, thanks notably to good operating performance by the hydrofacilities and improved production from the DK6 gas combined cycle, in Dunkerque.

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ENERGY EUROPE & INTERNATIONAL– BENEDELUX DIVISION

Million euro	Q1 2009	Q1 2008	Gross change	Organic change
Sales revenue	4,207	3,843	+9.5%	+12.1%

As at 31 March 2009, the Division’s sales revenue came out to 4,207 million euro, increasing by 9.5% as compared to the same period in 2008 and by +12.1% in organic terms (change in Group’s structure due to the sale of ORES, a gas and electricity distribution network management and operation company in the Walloon Region).

Electricity sales across the zone were flat, at 29.3 TWh, bringing sales revenue to 2,606 million euro, reflecting organic growth of 4.5% (price effect).

Power generation amounted to 22.8 TWh, up by 3.3% and stood out for the improvement in nuclear plant availability, which exceeded 90% in 1st Quarter 2009.

In Belgium and Luxembourg, volumes sold were down by 0.9 TWh (-4.5%) and reflected a segment by segment contrasted variation: retail posted a -0.3 TWh drop (+0.2 TWh of which came on residential customers and -0.5 TWh on small companies); industrial and distribution customers showed a -1.4 TWh drop; while the wholesale market recorded a 0.8 TWh increase. In total, with an increase in average price of 4.6%, sales revenue was slightly down, by -1.3%.

Electricity sales in the Netherlands fell by 22 million euro and 0.6 TWh. This change primarily reflected the increase in the distributors segment (+41 million euro) and a decrease in sales on the wholesale market ( 60 million euro, or -0.9 TWh). The industrial customers segment experienced a 0.3 TWh decrease, partially offset by higher prices.

Electricity sales in Germany increased by 16 million euro compared to 2008, without any change in volumes. The decrease in volumes sold to medium-sized companies and key accounts (-0.3 TWh) was offset by an increase in sales on the wholesale market and to distributors.

The rest of the change was due to sales outside Benedelux, which increased by 157 million euro, with sales revenue of 218 million euro, making for an increase, from 1.5 TWh to 2.7 TWh (primarily towards France and the United Kingdom).

Gas sales totalled 1,382 million as at end-March 2009, as compared to 1,136 million euro as at end-March 2008, showing organic growth of +22%, owing primarily to more favourable weather conditions than in 2008. The volumes sold were up across the zone (+6.1 TWh or +21.7%), primarily on sales to residential and industrial customers in Belgium, and on industrial customers in the Netherlands.

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ENERGY EUROPE & INTERNATIONAL – EUROPE DIVISION

Million euro	Q1 2009	Q1 2008	Gross change	Organic change
Sales revenue	2,676	2,524	+6.0%	+1.6%

The Europe Division generated 2 676 million euro in sales revenue for the first quarter of 2009, representing a gross increase of + 6,0 % compared to Q1 2008.

This growth notably reflects perimeter effects for 276 million euro, mainly from VPP in Italy (+165 million euro), the acquisition of Izgaz in Turkey (+61 million euro), Elettrogreen in Italy (+37 million euro), Teesside in the UK (+23 million euro)), despite negative exchange rate fluctuations in Eastern Europe (-85 million euro) and in the UK (-77 million euro).

The Division’s organic growth (+1.6%) has been driven by the following elements:

•

Central and Eastern Europe (+126 million euro), particularly through an increase in energy prices throughout the region, which more than offset the drop in volumes of electricity sold in Hungary ( -0.54 TWh), and the decrease of volumes in Romania;

•

Italy (+19 million euro), mainly through growth in energy prices in the country which offsets a decrease in volumes, in electricity (-0.7 TWh) and gas (-2.5 TWh), due to industrial activity slowdown in the country;

•	Western Europe (-108 MEUR), primarily through a -1.6 TWh decrease in electricity volumes sold in Spain, in a depressed market environment.

ENERGY EUROPE & INTERNATIONAL –INTERNATIONAL DIVISION

Million euro	Q1 2009	Q1 2008	Gross change	Organic change
Sales revenue	2,076	1,819	+14.1%	-0.3%

For the first quarter 2009, the International Division recorded 256 million euro in sales revenue, representing a gross increase of +14.1% compared with Q1 2008. Excluding exchange rate fluctuations (+130 million euro, especially thanks to the strengthening of the USD versus €) and perimeter effects (+ 131 million euro : Senoko; +89 million euro: Firstlight; 60 million euro: Ponte de Pedra), organic growth was –0.3%. This stability reflects the Group’s dynamic sales performance on all its areas of development, within a context of overall decreasing prices at international level and of a slowdown in demand, despite particular favourable circumstances in Brazil during Q1 2008.

More specifically, organic growth in the business has been driven by:

-

North America (+638 million euro), primarily thanks to SERNA (SUEZ Energy Resources North America, electricity supplier serving industrial and commercial customers in the United States) which continues to record good performance despite the global financial crisis, as well as an increase in the LNG business reflecting higher volumes and prices (after hedging). Sales on the wholesale market decreased, despite growing volumes, following the fall of market prices.

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-

Asia/Middle East (+9 million euro) thanks to growing sales in Turkey (+20 million euro), following prices increase, while the drop in sales in Thailand (-12 million euro) is due primarily to a outage period for maintenance.

Latin America (-52 million euro) where sales in Brazil (285.1 million euro) show an increase in exports and sales under bilateral contracts. Growth compared to 2008 was nonetheless negative (-48 million euro) following non-recurring performance in 1st Quarter 2008, resulting from a steady energy allocation strategy combined with exceptionally-high spot prices. Sales increased in Chile (+7 million euro) due primarily to higher prices, but were down in Panama (-13 million euro) because of the conversion to coal fired plants of the existing facilities at the Bahia Las Minas plant.

GLOBAL GAS & LNG

Million euro	Q1 2009	Q1 2008	Gross change	Organic growth
Sales revenue	3,439	2,833	+21.4%	+18.9%
Sales revenue including intra group transactions	8,410	6,734	+25%

As at 31 March 2009, sales revenue contributed by the Global Gas & LNG business line amounted to 3 439 million euro, with a gross increase of +21% as compared to 1st Quarter 2008 (+19% in organic growth).

Total sales revenue in the Global Gas & LNG business line, including intra group transactions, amounted to 8 410 million euro, up by +25% as compared to 1st Quarter 2008.

Organic growth in the business line’s contribution to sales revenue was driven mainly by:

-

The impact of the growth in natural gas sales, after hedging, to Key European Accounts, which rose from 51.5 TWh as at end-March 2008 to 55.3 TWh as at end-March 2009, including 25.6 TWh in France as at end-March 2009, compared to 28.2 TWh as at end-March 2008.

-	The positive dynamic in short-term and other sales which, after hedging, enjoyed positive price effects and a slight increase in volumes (+1.2 TWh and 28.5 TWh as at end-March 2009).

In contrast, the business line’s contribution to organic growth in sales revenue was hurt by:

-	Lower LNG sales, with 4.7 TWh as at end-March 2009 (5 cargoes), compared to 14 TWh as at end-March 2008 (16 cargoes), due to less-positive market conditions than in 1st Quarter 2008,

-

Sales revenue in the Exploration-Production businesses amounting to 428 million euro (-8% in organic terms) impacted by a decrease in oil prices (-47% average price decrease in Brent in €/boe over 1st Quarter 2009, compared to 1st Quarter 2008). The indexing mechanisms slowed down the decrease in gas sale prices (average price of NBP down by 21 euro/MWh). This impact was also offset by the increase total hydrocarbon production, to 13.9 Mboe (+0.7 Mboe, or +6%, compared to the same period in 2008 – integration of new assets – NAM – in particular).

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INFRASTRUCTURES

Million euro	Q1 2009	Q1 2008	Gross change	Organic growth
Sales revenue	260	186	+39.8%	+39.8%
Sales revenue including intra group transactions	1,770	1,573	+12.5%

As at 31 March 2009, sales revenue contributed by the Infrastructures business line came out at 260 million euro, up by +39.8% as compared to 1st Quarter 2008.

Total sales revenue in the Infrastructures business line, including intra group transactions, came to 1,770 million euro, increasing by +12.5% as compared to 2008.

This contributively growth is due primarily to the development of volumes conveyed by GrDF on behalf of third parties. These volumes amounted to 14.6 TWh, up by +4.9 TWh as compared to 31 March 2008, also positively impacted by a return to more favourable weather conditions.

The increase in sales revenue has also been driven by:

•	The new tariff for access to distribution infrastructures, set on 1 July 2008, up by +5.6% for the 2008 -2012 period;

•	the institution of the new tariff for access to the transmission network as at 1 January 2009, up by 6%;

•	the +2.5 TWh increase in storage capacity subscribed by third parties.

ENERGY SERVICES

Million euro	Q1 2009	Q1 2008	Gross change	Organic change
Sales revenue	3 728	3 537	+5.4%	+3.8%

As at 31 March 2009, sales revenue in the Energy Services business line totalled 3,728 million euro, up by 5.4% as compared to 1st Quarter 2008 (a +3.8% organic growth). The Energy Services business line continued to grow, despite a difficult environment, mainly thanks to the good performance in the services and engineering businesses, which offsets for the slowdown in the installation business.

In France, services activities (Cofely France) recorded a 9.8% organic growth (+103.3 million euro), thanks to favourable weather conditions, high average prices for energy and dynamic commercial operations. The installation and maintenance operations posted an organic drop of -0.8% (or –7.2 million euro). Performance varied by entities: while Inéo posted a limited downturn in invoicing, Endel had to deal with a more significant slowdown on its markets and shrinking sales revenue, while the HVAC (heating, ventilation and air conditioning) continued to enjoy double-digit growth.

In Belgium, the increase in business was driven by the services businesses and Oil & Gas operations, with a total organic growth of 3.7% (or +13.8 million euro) despite negative market conditions.

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Business in the Netherlands recorded an organic decrease of -3.6% (-10.6 million euro) due to the slowdown in the economy. The government-run projects in the field of infrastructures were not enough to offset shrinking demand from private customers, across all of the regions.

Tractebel Engineering continues to enjoy steady growth in all of its businesses, with organic growth of +15.5% (+13.8 million euro).

Outside France and the Benelux Region, the business line’s activity increased by +3.8% in organic terms, in Northern Europe (+10.5 million euro), driven by Germany and Austria. In Southern Europe, sales revenue is stable, at 0.1%. Energy prices hurt growth in Italy and the Spanish market continues to be depressed.

ENVIRONMENT

Million euro	Q1 2009	Q1 2008	Gross change	Organic change
Sales revenue	2,823	2,909	-2.9%	-2.8%

SUEZ ENVIRONNEMENT recorded 2.8 billion euro in sales revenue as at March 2009, down by 0.8% on a comparable basis at constant exchange rates, over 1st Quarter 2008.

The growth in sales revenue and operating performance achieved as at end-March 2009 were presented in the release published for SUEZ ENVIRONNEMENT on 29 April 2009.

NEXT PRESS RELEASE:

-	27 August 2009: GDF SUEZ 1st Half 2009 Results (including sales revenue)

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FURTHER ANALYSES

ANALYSIS OF SALES REVENUE BY GEOGRAPHICAL AREA

SALES REVENUE Million euro	Q1 2009%		Q1 2008%		Change Q1 2009/2008
France	10,919.3	42.7%	8,871.9	38.8%	23.1%
Belgium	3,775.8	14.8%	4,140.9	18.1%	-8.8%
Subtotal: France-Belgium	14,695.1	57.5%	13,012.8	56.9%	12.9%
Other European Union	7,618.0	29.8%	6,828.5	29.8%	11.6%
Other European countries	304.5	1.2%	303.4	1.3%	0.4%
Subtotal: Europe	22,617.6	88.5%	20,144.7	88.0%	12.3%
North America	1,375.8	5.4%	1,214.8	5.3%	13.3%
Subtotal: Europe and North America	23,993.4	93.9%	21,359.5	93.4%	12.3%
Asia, Middle East and Oceania	811.3	3.2%	772.9	3.4%	5.0%
South America	552.6	2.2%	557.9	2.4%	-0.9%
Africa	206.7	0.8%	190.0	0.8%	8.8%
TOTAL SALES REVENUE	25,564.0	100.0%	22,880.3	100.0%	11.7%

ANALYSIS OF ORGANIC GROWTH ON A LIKE-FOR-LIKE BASIS

Million euro	Q1 2009	Q1 2008	Organic change
Sales revenue	25,564	22,880
Change in Group structure Exchange rate fluctuations	-728	-182 -119
Like-for-like	24,836	22,579	10,0%

Million euro	Q1 2009	Q1 2008	Organic change
EBITDA	5,298	4,619
Change in Group structure Exchange rate fluctuations	-162	-12 -46
Like-for-like	5,136	4,561	12.6%

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Sales revenue pro forma Q1 2008 reconciliation chart

SALES REVENUE Million euros	31 March 2008
Gaz de France sales revenue	10,376
Suez sales revenue	13,707
Sales revenue from changes from remedies (primarily Distrigaz and Fluxys)	-977
Intra-Group Gaz de France-SUEZ eliminations	-139
Other	-87

GDF SUEZ sales revenue	22 880

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One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €83,1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Forward-Looking Statements

This communication contains forward-looking information and statements. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Although the management of GDF SUEZ believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of GDF SUEZ ordinary shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of GDF SUEZ, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by GDF SUEZ with the Autorité des marchés financiers (AMF) and/or with the United States Securities and Exchange Commission (SEC), including those listed under “Facteurs de Risques” (Risk factors) sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Référence filed by SUEZ on March 18, 2008 (under no: D.08- 0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in section 3 of the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of SUEZ by Gaz de France filed with the AMF on June 13, 2008 (under n°: 08-126) and the Form F4 registered with the SEC on June 16, 2008 . Investors and holders of GDF SUEZ securities should consider that the occurrence of some or all of these risks may have a material adverse effect on GDF SUEZ.

This press release is not an offer of securities for sale nor the solicitation of an offer to purchase securities in the United States. Securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or exempt from registration. The bonds referred to in this press release have not been and are not being registered under the Securities Act.

Press contact: Tel France: +33 (0)1 57 04 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 57 04 66 29 E-Mail: ir@gdfsuez.com

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